SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _)*

BRAIN SCIENTIFIC INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

10488W 109
(CUSIP number)

Hassan Kotob
c/o Brain Scientific Inc.
125 Wilbur Place, Suite 170
Bohemia, New York 11716
(917) 388-1578
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 10488W 109	13D	Page 1 of 4

1	NAMES OF REPORTING PERSONS
Hassan Kotob I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America, Canada, Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,910,275 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,910,275 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,910,275 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*
IN

(1)
Consists of (i) 7,407,934 shares of common stock (“Common Stock”) of Brain Scientific Inc. (the “Issuer”) held by the Hassan Kotob Revocable Trust and (ii) an option to purchase 2,502,341 shares of Common Stock that is exercisable within 60 days of October 1, 2021.

(2)
Calculated based on 50,246,825 shares of Common Stock outstanding of the Issuer as of October 1, 2021, calculated based on information included in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 7, 2021. The shares of Common Stock underlying Mr. Kotob’s option that is exercisable within 60 days of October 1, 2021 are deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by Mr. Kotob.

SCHEDULE 13D

CUSIP NO. 10488W 109	13D	Page 2 of 4

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of Brain Scientific Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 125 Wilbur Place, Suite 170, Bohemia, New York 11716.

Item 2.	Identity and Background.

(a) This Statement is being filed by Hassan Kotob (the “Reporting Person”), a natural person.

(b) The business address of the principal offices of the Reporting Person is 125 Wilbur Place, Suite 170, Bohemia, New York 11716.

(c) The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d) During the past five years, Mr. Kotob has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Kotob is not, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kotob is a citizen of the United States, Canada and Lebanon.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 1, 2021, the Issuer completed a merger (the “Merger”) pursuant to an agreement and plan of merger entered into on June 11, 2021 and amended on October 1, 2021, by and among the Issuer, Piezo Motion Corp., a Delaware corporation (“Piezo”), and BRSF Acquisition Inc., a Delaware corporation and wholly owned subsidiary of the Issuer. In connection with the closing of the Merger, (i) 2,524,044 shares of common stock, par value $0.0001 per share, of Piezo held by the Hassan Kotob Revocable Trust were automatically converted into 7,407,934 shares of Common Stock of the Issuer, and (ii) Mr. Kotob received a fully-vested stock option to purchase 2,502,341 shares of Common Stock of the Issuer as consideration for the Merger.

Item 4.	Purpose of Transaction.

The information regarding the Merger set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Merger.

Mr. Kotob serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

SCHEDULE 13D

CUSIP NO. 10488W 109	13D	Page 3 of 4

Item 5.	Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Mr. Kotob was involved in the Merger as the Chairman and Chief Executive Officer of Piezo. Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Not Applicable.

SCHEDULE 13D

CUSIP NO. 10488W 109	13D	Page 4 of 4

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 27, 2021
	By:	/s/ Hassan Kotob
	Name:	Hassan Kotob